CONFIDENTIALITY AGREEMENT

This CONFIDENTIALITY AGREEMENT (this "Agreement"), is made and entered into as of September 9, 2026 by and between Distribution Solutions Group, Inc. (collectively with its direct and indirect subsidiaries, the "Disclosing Party" or "Company"), and LKCM Headwater Investments, LLC (the "Recipient").

RECITALS

A. The Company and certain affiliates of the Recipient have entered into that certain Agreement and Plan of Merger, dated as of July 15, 2026 (the "Merger Agreement"), providing for the acquisition of the Company by such affiliates of the Recipient pursuant to a negotiated transaction (the "Proposed Transaction").
B. The Recipient has requested, and the Disclosing Party has agreed to provide, certain information concerning the Disclosing Party that is confidential or proprietary in nature.
C. The Recipient hereby agrees to utilize the Evaluation Material (as defined below) solely in connection with the Proposed Transaction and securing debt financing (a "Debt Financing") and equity financing (an "Equity Financing" and together with a Debt Financing, each a "Financing") in connection with the consummation of the transactions contemplated by the Merger Agreement and for no other purpose.
D. In connection with the provision of such information, the Recipient has agreed to maintain the confidentiality of such information in accordance with the terms of this Agreement.

AGREEMENT

In consideration of the premises and the mutual covenants and the agreements herein set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

Section 1. Definitions. As used in this Agreement, the following terms have the meanings stated:

"Evaluation Material" means (a) all confidential and non-public information, whether prepared by the Disclosing Party or any of its Representatives or otherwise, and whether written, oral or electronic, concerning the Disclosing Party and its businesses or assets that is furnished or has been furnished by or on behalf of the Disclosing Party or its Representatives to the Recipient or any of its Representatives, and (b) all memoranda, notes, analyses, compilations, studies or other documents, in whatever form maintained, prepared by the Recipient or any of its Representatives to the extent they include or reflect, or are generated from, any such information; provided, however, that "Evaluation Material" does not include (i) information that is obtained by the Recipient or any of its Representatives from a source, other than the Disclosing Party or any of its Representatives, that the Recipient has no reason to believe is not legally permitted to disclose such information to the Recipient, or (ii) information that is or becomes generally available to the public other than as a result of a breach by the Recipient or any of its Representatives of the provisions of this Agreement or any other duty of confidentiality applicable to such Person.

"Financing Source" means any financial institution assisting or advising the Recipient in connection with any Financing. Recipient shall keep the Special Committee's chairman informed of any Financing Sources who receive Evaluation Material other than the Recipient and its affiliates and their respective limited partners.

"Person" means an individual, a business, a corporation, a company, a partnership, a limited liability company, a limited liability partnership, joint venture, business enterprise, an association, a trust or any other entity or organization of any kind, including, without limitation, a governmental authority or agency.

"Special Committee" means the special committee of the independent directors on the board of the directors of the Company that has been granted certain authority with respect to the Proposed Transaction.

"Representative" of the (a) Disclosing Party or the Recipient means their respective affiliates, directors, officers, employees, managers, members, partners, representatives, advisors or agents, including without limitation, their attorneys and consultants (in each case, subject to the requirements in Section 2) and (b) of the Recipient also means its Financing Sources and such Financing Source's legal and financial advisors; provided, however, that Representative shall not include (i) any portfolio company of any investment funds managed by the Recipient or any of its affiliates, or (ii) any of the Recipient's or any of its affiliates' limited partners, unless, expressly described in this definition..

Section 2. Agreement Not to Disclose Evaluation Material.

(a) Non-Disclosure of Evaluation Material. The Recipient acknowledges the confidential and proprietary nature of the Evaluation Material and will, and will cause its Representatives to, keep the Evaluation Material confidential. The Recipient will not, and will cause its Representatives not to, (i) disclose any of the Evaluation Material to any Person for any reason or purpose whatsoever, except as provided in Section 2(c) or Section 3, or (ii) use any Evaluation Material for any purpose other than in connection with the Proposed Transaction and securing any Financing.

(b) Status of Transaction. Without the prior written consent of the Disclosing Party, the Recipient will not, and will cause its Representatives not to, disclose to any Person any terms, conditions or other facts with respect to the Proposed Transaction that are not permitted to be disclosed pursuant to the Merger Agreement without the prior written consent of the Disclosing Party or are not otherwise publicly available (such information being, the "Transaction Information"). The Recipient's obligations in this Section 2(b) shall survive any return or destruction of the Evaluation Material pursuant to the provisions of this Agreement. Notwithstanding the foregoing, the Recipient or its affiliates may amend its Schedule 13D (or any amendment or supplement thereto) on file with the Securities and Exchange Commission relating to the shares of the Disclosing Party held by the Recipient or affiliates of the Recipient, provided that such amendment (and disclosure therein) is required by the applicable rules and regulations of the Securities and Exchange Commission and, if any Evaluation Material is to be disclosed, the Recipient has given the Disclosing Party notice of such information to be disclosed a reasonable (under the circumstances) amount of time in advance of the filing.

(c) Permitted Disclosure. Notwithstanding the provisions of Section 2(a) or 2(b), the Recipient may disclose the Evaluation Material to (A) its Representatives who (i) need to know such information solely for the purpose of the Proposed Transaction or any Financing, (ii) are informed of the confidential nature of the Evaluation Material and (iii) agree to maintain the confidentiality of the Evaluation Material, and (B) any potential purchaser of equity securities in an Equity Financing who expressly agrees to keep such information confidential and to only use such information in the connection with its investment decision of whether to purchase the equity securities in the Equity Financing (and Recipient shall keep the Special Committee's chairman informed of any such purchaser who receives Evaluation Material other than the Recipient and its affiliates and their respective limited partners). The Recipient agrees to be fully responsible for any breach of this Agreement by any of its Representatives.

Section 3. Compelled Disclosure. Notwithstanding the provisions of Section 2, if the Recipient or any of its Representatives are required to disclose any Evaluation Material or any Transaction Information pursuant to any applicable law, rule or regulation or any subpoena, court order, similar judicial process, regulatory agency or stock exchange rule, the Recipient (or such Representative) will promptly notify the Disclosing Party of any such requirement so that the Disclosing Party may seek, at the Disclosing Party's expense, an appropriate protective order or other appropriate remedy and/or waive compliance with the provisions of this Agreement. The Recipient and its Representatives will cooperate with the Disclosing Party to the extent the Disclosing Party may seek to limit, narrow or resist such disclosure. If such order or remedy is not obtained, or the Disclosing Party waives compliance with the provisions of this Agreement, the Recipient or its Representative, as applicable, will disclose only that portion of the Evaluation Material or Transaction Information which such Person is advised by external counsel that such Person is legally required to so disclose and the Recipient will use commercially reasonable efforts to

ensure the confidential treatment of such Evaluation Material or Transaction Information. In no event will the Recipient or any of its Representatives oppose any action by the Disclosing Party to obtain a protective order or other relief to prevent the disclosure of the Evaluation Material and/or Transaction Information or to obtain reliable assurance that confidential treatment will be afforded the Evaluation Material and/or Transaction Information.

Section 4. Evaluation Material. The Evaluation Material shall remain the property of the Disclosing Party, and disclosure to the Recipient or its Representatives shall not confer on the Recipient or its Representatives any rights with respect to such Evaluation Material other than rights specifically set forth in this Agreement. The Recipient and its Representatives understand that some Evaluation Material deemed competitively sensitive may be designated for review solely by the Recipient's outside advisors or by a limited number or category of its employees designated by the Disclosing Party in writing, and the Recipient agrees to, and to cause its Representatives to, abide by such designation.

Section 5. Return of Evaluation Material. At any time upon Disclosing Party's request, the Recipient will, and will cause its Representatives to, promptly return to the Disclosing Party or destroy (and certify in writing that the Recipient and its Representatives have done so (e-mail certification being sufficient)) all Evaluation Material in tangible form (whether in written form, electronically stored or otherwise) delivered to the Recipient or its Representatives by or on behalf of the Disclosing Party in connection with the Proposed Transaction or the Merger Agreement. All other Evaluation Material, including, without limitation, all memoranda, notes, analyses, compilations, studies and other documents prepared by the Recipient or its Representatives, and any Evaluation Material not so requested and returned will be destroyed, and such destruction shall be certified in writing by an officer of the Recipient supervising such destruction (e-mail certification being sufficient). No such return or destruction will affect the Recipient's and its Representatives' obligations hereunder, all of which obligations shall continue in effect during the term of this Agreement and thereafter until such time, with respect to any Evaluation Material, as such Evaluation Material is generally known to the public without unauthorized disclosure by the Recipient or its Representatives. Notwithstanding the foregoing, the obligation to return or destroy Evaluation Material shall not cover information that is (a) automatically maintained on routine computer system backup tapes, disks or other backup storage devices or (b) required to be retained by law or regulation, in each case as long as such information is not used, disclosed, or otherwise recovered from such backup devices; provided that such materials referenced in this sentence shall indefinitely remain subject to the confidentiality obligations of this Agreement applicable to Evaluation Material.

Section 6. Term of this Agreement. Unless otherwise specifically provided herein, this Agreement and the parties' obligations hereunder shall terminate and be of no further force or effect upon the earlier to occur of (i) the consummation of the transactions contemplated by the Merger Agreement and (ii) the date that is two years from the date hereof.

Section 7. Miscellaneous.

(a) Privilege; Protection. The Recipient and its Representatives acknowledge that the Disclosing Party may be entitled to the protections of the attorney work-product doctrine, attorney-client privilege or similar protections or privileges with respect to portions of the Evaluation Material. The Disclosing Party is not waiving, and will not be deemed to have waived or diminished, any of its attorney work-product protections, attorney-client privileges or similar protections or privileges as a result of the disclosure of such Evaluation Material pursuant to this Agreement. The parties (a) share a common legal and commercial interest in such Evaluation Material, (b) are or may become joint defendants in proceedings to which such Evaluation Material relates and (c) intend that such protections and privileges remain intact should either party become subject to any actual or threatened proceeding to which such Evaluation Material relates. In furtherance of the foregoing, the Recipient will not claim or contend, in proceedings involving either party, that the Disclosing Party waived the protections of the attorney work-product doctrine, attorney-client privilege or similar protections or privileges as a result of the disclosure of Evaluation Material pursuant to this Agreement.

(b) Notices. All notices, requests, demands and other communications to any party or given under this Agreement will be in writing and delivered personally, by overnight delivery or courier, by registered mail, or email (provided no error or undeliverable message has been received) to the parties at the address or email address specified for such parties on the signature pages hereto (or at such other email address or address as may be specified by a party in writing).

(c) Counterparts. This Agreement may be executed simultaneously in one or more counterparts, and by different parties hereto in separate counterparts, each of which when executed will be deemed an original, but all of which taken together will constitute one and the same instrument.

(d) Amendment of Agreement. This Agreement may not be amended, modified or waived except by an instrument in writing signed by both parties hereto.

(e) Successors and Assigns; Assignability. This Agreement will be binding upon and inures to the benefit of and is enforceable by the respective successors and permitted assigns of the parties hereto. This Agreement may not be assigned by the Recipient without the prior written consent of the Disclosing Party. Any assignment or attempted assignment in contravention of this Section 9(e) will be void ab initio.

(f) Governing Law. This Agreement will be governed by, and construed in accordance with, the laws of the state of Delaware, without reference to conflicts of laws provisions. In connection with this Agreement the parties (i) hereby irrevocably and unconditionally consent to the exclusive jurisdiction of the courts in the state of Delaware for any lawsuits, actions or other proceedings arising out of or relating to this Agreement and agree not to commence any such lawsuit, action or other proceeding except in such courts, (ii) waive any objection based on an inconvenient forum, and (iii) consent to service of process by in such manner permitted by applicable law.

(g) Integration. This Agreement contains and constitutes the entire agreement of the parties with respect to the subject matter hereof and supersedes all prior negotiations and agreements, whether written or oral, of the parties hereto. Notwithstanding the foregoing, this Agreement shall not replace or supersede that certain Confidentiality Agreement, dated as of March 20, 2017, by and between the Company and Luther King Capital Management Corporation (the "Other NDA"), which shall continue in accordance with its terms; provided, however, that for so long as this Agreement shall remain in effect, this Agreement shall replace and supersede the Other NDA with respect to Evaluation Material shared or disclosed in connection with the Proposed Transaction or any Financing.

(h) Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

(i) No Waiver; Remedies. No failure or delay by the Disclosing Party in exercising any right, power or privilege under this Agreement will operate as a waiver of the right, power or privilege. A single or partial exercise of any right, power or privilege will not preclude any other or further exercise of the right, power or privilege. The rights and remedies provided in this Agreement will be cumulative and not exclusive of any rights or remedies provided by law. The parties agree that money damages would not be a sufficient remedy for any breach of this Agreement by the Recipient or its Representatives and that the Disclosing Party shall be entitled to specific performance, injunctive and other equitable relief without proof of damages and the Recipient agrees to waive any requirement for the securing or posting of bond or other security.

(j) Ambiguities. Any ambiguity in this Agreement shall not be construed against the party who drafted this Agreement.

(k) No Third-Party Rights. This Agreement is not intended, and will not be construed, to create any rights in any parties other than the Disclosing Party and the Recipient and no other Person may assert any rights as third-party beneficiary hereunder.

(l) No Representations or Warranties. Neither the Disclosing Party nor any of its Representatives have made or makes any representations or warranties, either express or implied, as to the accuracy or completeness of the Evaluation Material, and the Disclosing Party and such other Persons expressly disclaim any and all liability to the Recipient or any other Person that may be based upon or relate to (i) the use of the Evaluation Material by the Recipient or any of its Representatives or (ii) any errors therein or omissions therefrom. Nothing in this Section 7(l) shall limit or waive any of the representations or warranties set forth in the Merger Agreement.

(m) Special Committee Matters. No decision, confirmation or determination by the Company shall be made, no approval, consent or waiver by the Company shall be granted, in each case, with respect to matters contemplated by this Agreement, without first obtaining the prior approval of the Special Committee. Any purported action taken in violation of this Section 7(m) shall be null and void ab initio. Any enforcement or waiver of any rights or remedies of the Company under this Agreement shall be controlled by the Special Committee. In the event of the consummation of the transactions contemplated by the Merger Agreement, which event shall result in a termination of this Agreement in accordance with Section 6, this Section 7(m) shall also terminate and not survive.

[Signature Page Follows]

In witness whereof, the parties have caused this Agreement to be executed as of the date and year first written above.

DISCLOSING PARTY:

Address for Notices:
8770 West Bryn Mawr Avenue, Suite 500
Chicago, Illinois 60631
Attention: Ron Knutson, Chief Financial Officer
Email: Ron.knutson@lawsonproducts.com

Distribution Solutions Group, Inc.

By: /s/ Richard D. Pufpaf
Name: Richard D. Pufpaf
Title: SVP, General Counsel, Chief Compliance Officer & Secretary

RECIPIENT:

Address for Notices:
c/o Luther King Capital Management Corporation
301 Commerce Street, Suite 1600
Fort Worth, Texas 76102
Attention: Jacob D. Smith
Email: jsmith@lkcm.com

LKCM Headwater Investments, LLC

By: /s/ Jacob D. Smith
Name: Jacob D. Smith
Title: Vice President and General Counsel